UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. )*

Under the Securities Exchange Act of 1934

J. C. PENNEY COMPANY, INC.
(Name of Issuer)

Common Stock, par value $0.50 per share
(Title of Class of Securities)

      708160106
(CUSIP Number)

Michael C. Neus Perry Corp. 767 Fifth Avenue, 19th Floor New York, New York 10153 (212) 583-4000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

             August 9, 2013
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Continued on following page(s)
Page 1 of 7 Pages

CUSIP No. 203233101	Page 2 of 7 Pages

1           Names of Reporting Persons
             I.R.S. Identification Nos. of above persons (entities only)

Perry Corp.

2           Check the Appropriate Box If a Member of a Group (See Instructions)

a.           [   ]
b.           [X]

3           SEC Use Only

4           Source of Funds (See Instructions)

WC

5           Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

New York

	7	Sole Voting Power
Number of Shares		16,000,000
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 16,000,000
	10	Shared Dispositive Power
		0

11           Aggregate Amount Beneficially Owned by Each Reporting Person

16,000,000

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                                                                 [  ]

13           Percent of Class Represented By Amount in Row (11)

7.26%

14           Type of Reporting Person (See Instructions)

IA, CO

CUSIP No. 203233101	Page 3 of 7 Pages

1           Names of Reporting Persons
             I.R.S. Identification Nos. of above persons (entities only)

Richard C. Perry

2           Check the Appropriate Box If a Member of a Group (See Instructions)

a.           [   ]
b.           [X]

3           SEC Use Only

4           Source of Funds (See Instructions)

WC

5           Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

United States

	7	Sole Voting Power
Number of Shares		16,000,000 (all shares beneficially owned by Perry Corp.)
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 16,000,000 (all shares beneficially owned by Perry Corp.)
	10	Shared Dispositive Power
		0

11           Aggregate Amount Beneficially Owned by Each Reporting Person

16,000,000

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                                                                [  ]

13           Percent of Class Represented By Amount in Row (11)

7.26%

14           Type of Reporting Person (See Instructions)

IN, HC

CUSIP No. 203233101	Page 4 of 7 Pages

Item 1.     Security and Issuer.

The title of the class of equity security to which this statement on Schedule 13D relates is the Common Stock, par value $0.50 per share (the “Shares”) of J.C. Penney Company, Inc., a Delaware corporation (the “Company”).  The address of the Company’s principal executive offices is 6501 Legacy Drive, Plano, Texas 75024-3698.  Prior to the date hereof, the Reporting Persons (as defined herein) have relied on Rule 13d-1(b)  to permit a filing on Schedule 13G as of the last day of the calendar year with respect to their beneficial ownership of Shares, but as a result of the delivery of the letter described herein, are now filing to report such ownership on this Schedule 13D.

Item 2.     Identity and Background.

This statement on Schedule 13D is filed on behalf of Perry Corp., a New York corporation, and Richard C. Perry, a United States citizen (collectively, the “Reporting Persons”).  Perry Corp. is a registered investment adviser that provides investment management services to private investment funds (the “Perry Funds”).  Richard C. Perry is the President, sole director, and sole stockholder of Perry Corp.  The principal business address of each of Perry Corp. and Richard C. Perry is 767 Fifth Avenue, 19th Floor, New York, NY 10153.  A joint filing agreement of Perry Corp. and Richard C. Perry is attached hereto as Exhibit A.

The names, citizenship, business addresses and principal occupations of each of the directors and executive officers of Perry Corp. (other than Richard C. Perry) are set forth in Exhibit B, which is incorporated herein by reference.

Except as set forth below, during the last five years, neither Perry Corp., Richard C. Perry, nor any of the persons listed in Exhibit B has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

On July 21, 2009, Perry Corp. settled an administrative proceeding brought by the SEC pursuant to which, while neither admitting nor denying the charges, Perry Corp. agreed to the entry of a cease and desist order requiring future compliance with Section 13(d) under the Securities Exchange Act of 1934 and Rule 13d-1 thereunder, a censure and payment of a $150,000 penalty.  The order resolves the SEC’s inquiry into Perry Corp.’s acquisition of shares of Mylan Corporation in 2004.  Additional information regarding the terms of the settlement can be found in SEC Release No. 34-60351, dated July 21, 2009.

Item 3.     Source and Amount of Funds or Other Consideration.

The responses to Items 4, 5 and 6 of this Schedule 13D are incorporated herein by reference.

The Reporting Persons used working capital of the Perry Funds to purchase the 16,000,000 Shares reported herein as beneficially owned by the Reporting Persons.  The total cost for such 16,000,000 Shares was approximately $251,292,446 (including brokerage commissions).

Item 4.     Purpose of Transaction.

The responses to Items 3, 5 and 6 of this Schedule 13D are incorporated herein by reference.

CUSIP No. 203233101	Page 5 of 7 Pages

The Reporting Persons from time to time may enter into discussions with directors and officers of the Issuer, other shareholders or third parties in connection with the Reporting Persons’ investment in the Issuer.  The Reporting Persons have sent a letter today to the Chairman of the Issuer and the directors of the Issuer.  A copy of such letter is attached as Exhibit E hereto.

Except as otherwise contemplated herein, the Reporting Persons currently have no plans or proposals which relate to or would result in any of the actions enumerated in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Act.

Item 5.     Interest in Securities of the Issuer.

(a) – (b) Perry Corp. may be deemed to be the indirect beneficial owner of 16,000,000 Shares, which constitutes approximately 7.26% of the Company’s outstanding Shares.  Perry Corp. may be deemed to have sole power to vote and sole power to dispose of 16,000,000 Shares.  By virtue of his position as President, sole director and sole shareholder of Perry Corp., Richard C. Perry may be considered to indirectly beneficially own 16,000,000 Shares.

The percentage in the immediately foregoing paragraph is calculated based on a total of 220,298,991 Shares outstanding as of June 7, 2013 as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the SEC on June 11, 2013.

None of the persons listed in Exhibit B hereto (other than the Reporting Persons as disclosed herein) beneficially own Shares.

(c)           Except as set forth on Exhibit C hereto, there have been no transactions with respect to the Shares during the sixty days prior to the Date of Event by either Perry Corp. or Richard C. Perry or any of the persons listed in Exhibit B hereto.

(d)           The limited partners of (or investors in) each of two or more private investment funds, or their respective subsidiaries or affiliated entities, for which Perry Corp. acts as general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock (as well as preferred stock and options) held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

(e)           Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the
                                 Issuer.

The responses to Items 3, 4 and 5 of this Schedule 13D are incorporated herein by reference.

The Reporting Persons have long credit exposure to the Issuer.  Such exposure is through derivative transactions executed by the Reporting Persons that do not provide the Reporting Persons with any voting or dispositive power over any securities of the Issuer.  Except for the arrangements described herein, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 203233101	Page 6 of 7 Pages

Item 7.     Material to be Filed as Exhibits.

Exhibit A - Agreement between Perry Corp. and Richard C. Perry to file this Schedule 13D and any amendments thereto jointly on behalf of each of them.

Exhibit B - Executive Officers and Directors of Perry Corp. (other than Richard C. Perry).

Exhibit C - Transactions in the Shares effected in the past 60 days.

Exhibit D - Power of Attorney, dated June 21, 2005.

Exhibit E – Letter, dated August 9, 2013, from Richard C. Perry to the J.C. Penney Company, Inc. Board of Directors.

CUSIP No. 203233101	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 9, 2013                                           PERRY CORP.

By:       /s/ Richard C. Perry*
Name:  Richard C. Perry
Title:    President

Date:  August 9, 2013                                          RICHARD C. PERRY

By:       /s/ Richard C. Perry*

*By Michael Neus, attorney-in-fact

CUSIP No. 203233101

EXHIBIT A

AGREEMENT
JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree to jointly prepare and file with regulatory authorities this Schedule 13D and any future amendments thereto reporting each of the undersigned’s ownership of securities of J.C. Penney Company, Inc., and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date:  August 9, 2013                                          PERRY CORP.

By: /s/ Richard C. Perry*
Name: Richard C. Perry
Title: President

Date:  August 9, 2013                                          RICHARD C. PERRY

By: /s/ Richard C. Perry*

*By Michael Neus, attorney-in-fact

CUSIP No. 203233101

EXHIBIT B

Executive Officers and Directors of Perry Corp. (other than Richard C. Perry)

Name	Title
Randall Borkenstein	Chief Financial Officer and Treasurer
Michael C. Neus	General Counsel and Secretary
Paul Leff	Managing Director and Co-Chief Investment Officer
David Russekoff	Managing Director and Co-Chief Investment Officer
Todd Westhus	Managing Director
Doreen Mochrie	Managing Director

Each of the persons listed above is a citizen of the United States of America.  The business address for each of the persons listed above is: c/o Perry Corp., 767 Fifth Avenue, 19th Floor, New York, NY 10153.

EXHIBIT C

TRANSACTIONS IN SHARES

The following table sets forth all transactions with respect to Shares effected in the last sixty days by the Reporting Persons on behalf of the Reporting Persons in respect of the Shares, inclusive of any transactions effected through the close of business on August 8, 2013.  Except as otherwise noted below, all such transactions were purchases or sales of Shares effected in the open market, and the table includes commissions paid in per share prices.

FOR THE ACCOUNT OF	NATURE OF TRANSACTION	DATE OF TRANSACTION	AMOUNT OF SECURITIES	PRICE PER SHARE
Perry Partners L.P.	Open Market Purchase	6/12/2013	78,675	$ 17.7704
Perry Partners L.P.	Open Market Purchase	6/12/2013	87,994	$ 17.6936
Perry Partners L.P.	Open Market Purchase	6/12/2013	78,675	$ 17.9599
Perry Partners L.P.	Open Market Purchase	6/12/2013	78,675	$ 17.7819
Perry Partners L.P.	Open Market Purchase	6/12/2013	78,675	$ 17.9723
Perry Partners L.P.	Open Market Purchase	6/13/2013	31,470	$ 18.0233
Perry Partners L.P.	Open Market Purchase	6/13/2013	31,470	$ 17.9673
Perry Partners L.P.	Open Market Purchase	6/14/2013	31,470	$ 17.9231
Perry Partners L.P.	Open Market Purchase	6/14/2013	31,470	$ 17.7097
Perry Partners L.P.	Open Market Purchase	6/14/2013	31,470	$ 17.6715
Perry Partners L.P.	Open Market Purchase	6/14/2013	31,470	$ 17.8057
Perry Partners L.P.	Open Market Purchase	6/14/2013	31,470	$ 17.9348
Perry Partners L.P.	Open Market Purchase	6/14/2013	15,735	$ 17.5074
Perry Partners L.P.	Open Market Purchase	6/17/2013	62,940	$ 17.5458
Perry Partners L.P.	Open Market Purchase	6/17/2013	62,940	$ 17.4711
Perry Partners L.P.	Open Market Purchase	6/17/2013	62,940	$ 17.5823
Perry Partners L.P.	Open Market Purchase	6/18/2013	31,470	$ 17.4514
Perry Partners L.P.	Open Market Purchase	6/18/2013	31,281	$ 17.5036
Perry Partners L.P.	Open Market Purchase	6/18/2013	189	$ 17.545
Perry Partners L.P.	Open Market Purchase	6/18/2013	31,470	$ 17.4862
Perry Partners L.P.	Open Market Purchase	6/18/2013	31,470	$ 17.541
Perry Partners L.P.	Open Market Purchase	7/12/2013	30,780	$ 17.5476
Perry Partners L.P.	Open Market Purchase	7/12/2013	30,780	$ 17.4335
Perry Partners L.P.	Open Market Purchase	7/12/2013	30,780	$ 17.4941
Perry Partners L.P.	Open Market Purchase	7/12/2013	30,780	$ 17.5495
Perry Partners L.P.	Open Market Purchase	7/12/2013	23,561	$ 17.5432
Perry Partners L.P.	Open Market Purchase	7/12/2013	30,780	$ 17.5489
Perry Partners L.P.	Open Market Purchase	7/15/2013	30,780	$ 17.5823
Perry Partners L.P.	Open Market Purchase	7/15/2013	22,493	$ 17.5986

FOR THE ACCOUNT OF	NATURE OF TRANSACTION	DATE OF TRANSACTION	AMOUNT OF SECURITIES	PRICE PER SHARE
Perry Partners L.P.	Open Market Purchase	7/16/2013	30,779	$ 17.1978
Perry Partners L.P.	Open Market Purchase	7/16/2013	30,780	$ 17.0721
Perry Partners L.P.	Open Market Purchase	7/16/2013	46,170	$ 17.0953
Perry Partners L.P.	Open Market Purchase	7/16/2013	15,506	$ 17.2461
Perry Partners L.P.	Open Market Purchase	7/16/2013	30,780	$ 17.0758
Perry Partners L.P.	Open Market Purchase	7/16/2013	30,780	$ 17.5376
Perry Partners L.P.	Open Market Purchase	7/16/2013	30,780	$ 17.3965
Perry Partners L.P.	Open Market Purchase	7/16/2013	15,390	$ 17.0812
Perry Partners L.P.	Open Market Purchase	7/17/2013	30,780	$ 16.7564
Perry Partners L.P.	Open Market Purchase	7/17/2013	30,780	$ 16.6823
Perry Partners L.P.	Open Market Purchase	7/17/2013	30,780	$ 16.7969
Perry Partners L.P.	Open Market Purchase	7/17/2013	30,780	$ 16.7452
Perry Partners L.P.	Open Market Purchase	7/17/2013	30,780	$ 16.6868
Perry Partners L.P.	Open Market Purchase	7/18/2013	30,780	$ 16.3969
Perry Partners L.P.	Open Market Purchase	7/18/2013	30,780	$ 16.5098
Perry Partners L.P.	Open Market Purchase	7/18/2013	30,780	$ 16.2767
Perry Partners L.P.	Open Market Purchase	7/19/2013	41,069	$ 16.2432
Perry Partners L.P.	Open Market Purchase	7/19/2013	61,560	$ 16.2015
Perry Partners L.P.	Open Market Purchase	7/22/2013	30,780	$ 16.1905
Perry Partners L.P.	Open Market Purchase	7/22/2013	30,780	$ 16.1853
Perry Partners L.P.	Open Market Purchase	7/22/2013	51,271	$ 16.2845
Perry Partners L.P.	Open Market Purchase	8/1/2013	100,000	$ 14.9361
Perry Partners L.P.	Open Market Purchase	8/1/2013	100,000	$ 14.7413
Perry Partners L.P.	Open Market Purchase	8/1/2013	100,000	$ 14.9608
Perry Partners L.P.	Open Market Purchase	8/1/2013	100,000	$ 14.7261
Perry Partners L.P.	Open Market Purchase	8/1/2013	100,000	$ 14.8688
Perry Partners L.P.	Open Market Purchase	8/1/2013	100,000	$ 14.8707
Perry Partners L.P.	Open Market Purchase	8/1/2013	100,000	$ 14.8046
Perry Partners L.P.	Open Market Purchase	8/1/2013	100,000	$ 14.6689
Perry Partners L.P.	Open Market Purchase	8/1/2013	100,000	$ 14.8733
Perry Partners L.P.	Open Market Purchase	8/1/2013	100,000	$ 14.5852
Perry Partners International Master, Inc.	Open Market Purchase	6/12/2013	171,325	$ 17.7704
Perry Partners International Master, Inc.	Open Market Purchase	6/12/2013	171,325	$ 17.9599
Perry Partners International Master, Inc.	Open Market Purchase	6/12/2013	171,325	$ 17.9723
Perry Partners International Master, Inc.	Open Market Purchase	6/12/2013	171,325	$ 17.7819

FOR THE ACCOUNT OF	NATURE OF TRANSACTION	DATE OF TRANSACTION	AMOUNT OF SECURITIES	PRICE PER SHARE
Perry Partners International Master, Inc.	Open Market Purchase	6/12/2013	191,618	$ 17.6936
Perry Partners International Master, Inc.	Open Market Purchase	6/13/2013	68,530	$ 17.9673
Perry Partners International Master, Inc.	Open Market Purchase	6/13/2013	68,530	$ 18.0233
Perry Partners International Master, Inc.	Open Market Purchase	6/14/2013	68,530	$ 17.9231
Perry Partners International Master, Inc.	Open Market Purchase	6/14/2013	68,530	$ 17.6715
Perry Partners International Master, Inc.	Open Market Purchase	6/14/2013	34,265	$ 17.5074
Perry Partners International Master, Inc.	Open Market Purchase	6/14/2013	68,530	$ 17.8057
Perry Partners International Master, Inc.	Open Market Purchase	6/14/2013	68,530	$ 17.9348
Perry Partners International Master, Inc.	Open Market Purchase	6/14/2013	68,530	$ 17.7097
Perry Partners International Master, Inc.	Open Market Purchase	6/17/2013	137,060	$ 17.5823
Perry Partners International Master, Inc.	Open Market Purchase	6/17/2013	137,060	$ 17.4711
Perry Partners International Master, Inc.	Open Market Purchase	6/17/2013	137,060	$ 17.5458
Perry Partners International Master, Inc.	Open Market Purchase	6/18/2013	68,530	$ 17.5410
Perry Partners International Master, Inc.	Open Market Purchase	6/18/2013	68,530	$ 17.4862
Perry Partners International Master, Inc.	Open Market Purchase	6/18/2013	411	$ 17.5450
Perry Partners International Master, Inc.	Open Market Purchase	6/18/2013	68,530	$ 17.4514
Perry Partners International Master, Inc.	Open Market Purchase	6/18/2013	68,119	$ 17.5036
Perry Partners International Master, Inc.	Open Market Purchase	7/12/2013	69,220	$ 17.4941
Perry Partners International Master, Inc.	Open Market Purchase	7/12/2013	69,220	$ 17.5495
Perry Partners International Master, Inc.	Open Market Purchase	7/12/2013	69,220	$ 17.5476
Perry Partners International Master, Inc.	Open Market Purchase	7/12/2013	69,220	$ 17.5489
Perry Partners International Master, Inc.	Open Market Purchase	7/12/2013	69,220	$ 17.4335

FOR THE ACCOUNT OF	NATURE OF TRANSACTION	DATE OF TRANSACTION	AMOUNT OF SECURITIES	PRICE PER SHARE
Perry Partners International Master, Inc.	Open Market Purchase	7/12/2013	52,986	$ 17.5432
Perry Partners International Master, Inc.	Open Market Purchase	7/15/2013	69,220	$ 17.5823
Perry Partners International Master, Inc.	Open Market Purchase	7/15/2013	50,582	$ 17.5986
Perry Partners International Master, Inc.	Open Market Purchase	7/16/2013	34,872	$ 17.2461
Perry Partners International Master, Inc.	Open Market Purchase	7/16/2013	69,220	$ 17.0721
Perry Partners International Master, Inc.	Open Market Purchase	7/16/2013	103,830	$ 17.0953
Perry Partners International Master, Inc.	Open Market Purchase	7/16/2013	69,220	$ 17.3965
Perry Partners International Master, Inc.	Open Market Purchase	7/16/2013	69,220	$ 17.0758
Perry Partners International Master, Inc.	Open Market Purchase	7/16/2013	34,610	$ 17.0812
Perry Partners International Master, Inc.	Open Market Purchase	7/16/2013	69,221	$ 17.1978
Perry Partners International Master, Inc.	Open Market Purchase	7/16/2013	69,220	$ 17.5376
Perry Partners International Master, Inc.	Open Market Purchase	7/17/2013	69,220	$ 16.6868
Perry Partners International Master, Inc.	Open Market Purchase	7/17/2013	69,220	$ 16.6823
Perry Partners International Master, Inc.	Open Market Purchase	7/17/2013	69,220	$ 16.7452
Perry Partners International Master, Inc.	Open Market Purchase	7/17/2013	69,220	$ 16.7969
Perry Partners International Master, Inc.	Open Market Purchase	7/17/2013	69,220	$ 16.7564
Perry Partners International Master, Inc.	Open Market Purchase	7/18/2013	69,220	$ 16.5098
Perry Partners International Master, Inc.	Open Market Purchase	7/18/2013	69,220	$ 16.3969
Perry Partners International Master, Inc.	Open Market Purchase	7/18/2013	69,220	$ 16.2767
Perry Partners International Master, Inc.	Open Market Purchase	7/19/2013	138,440	$ 16.2015
Perry Partners International Master, Inc.	Open Market Purchase	7/19/2013	92,360	$ 16.2432
Perry Partners International Master, Inc.	Open Market Purchase	7/22/2013	115,300	$ 16.2845

FOR THE ACCOUNT OF	NATURE OF TRANSACTION	DATE OF TRANSACTION	AMOUNT OF SECURITIES	PRICE PER SHARE
Perry Partners International Master, Inc.	Open Market Purchase	7/22/2013	69,220	$ 16.1853
Perry Partners International Master, Inc.	Open Market Purchase	7/22/2013	69,220	$ 16.1905

EXHIBIT D

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENT, that I, RICHARD PERRY, hereby make, constitute and appoint each of PAUL LEFF and MICHAEL NEUS acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as an officer of, shareholder of or in other capacities with Perry Corp. ("Perry") and each of its affiliates or entities advised by me or Perry, all documents, certificates, instruments, statements, filings and agreements ("documents") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodity Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

All past acts of these attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This power of attorney shall be valid from the date hereof until revoked by me.

IN WITNESS WHEREOF, I have executed this instrument as of the 21st day of June 2005.

/s/ Richard Perry
Richard Perry

EXHIBIT E

August 9, 2013

Dear Mr. Engibous and the J. C. Penney Company Board of Directors,

Perry Capital currently owns shares representing beneficial ownership of 7.26% of J. C. Penney Company. Shareholders and creditors have increasingly lost confidence in the company, as evidenced by the recent significant decline in the company’s stock and bond prices.  This market reaction is particularly alarming given the company’s meaningful improvement in liquidity following its $2.25 billion term loan financing. We strongly urge the Board to take immediate and proactive steps to improve the financial and operational management of the company.

Assuming recent press reports are accurate, Perry Capital would be very supportive of a return to the company by Allen Questrom and Ken Hicks. While we appreciate Mike Ullman’s willingness to assume the interim CEO role at a critical juncture, we believe it is imperative that the Board promptly establish a Board and management structure that provides the company the greatest chance for success. We believe that immediately appointing Allen Questrom Chairman of the Board and Ken Hicks CEO is imperative at this juncture, and we anticipate that the company’s various constituents would be highly supportive of such a change. In the words of Citigroup retail analyst Deborah Weinswig in a publicly available research note:  “Questrom + Hicks = Dream Team” (Dear Board of Directors, Time is of the Essence! August 9, 2013).

Given the urgent nature of the situation, I am releasing this letter publicly so that other shareholders who feel the same way can express their opinions directly to the Board.

Sincerely,
Richard Perry